UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of January, 2006

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)
400 Godin Avenue, Vanier, Quebec, Canada G1M 2K2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

     On January 10, 2006, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2005. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2006 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the first fiscal quarter of the 2006 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President and Chief Executive Officer

Date: January 13, 2006

EXFO Increases Sales for a Ninth Consecutive Quarter
•	Grows sales 25.2% and bookings 30.9% compared to same period in 2005
•	Posts fourth consecutive quarter of GAAP net earnings
•	Agrees to acquire assets of privately held Consultronics Limited to address broadband access test market
•	Launches six new optical, protocol and access test solutions during and after quarter-end
QUEBEC CITY, CANADA, January 10, 2006—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF.SV) reported today sales growth for a ninth consecutive quarter.
Sales increased 25.2% to US$27.0 million in the first quarter ended November 30, 2005, from US$21.6 million in the first quarter of 2005 and 2.8% from US$26.3 million in the fourth quarter of 2005. Net bookings improved 30.9% to US$30.6 million for a book-to-bill ratio of 1.13 in the first quarter of fiscal 2006 from US$23.3 million in the same period last year and 24.1% from US$24.6 million in the fourth quarter of 2005.
Gross margin progressed to 55.4% of sales in the first quarter of fiscal 2006 from 52.7% in the first quarter of 2005 and 54.7% in the fourth quarter of 2005.
GAAP net earnings in the first quarter of fiscal 2006 totaled US$355,000, or US$0.01 per diluted share, compared to a net loss of US$2.4 million, or US$ 0.03 per diluted share, in the same period last year and net earnings of US$454,000, or US$0.01 per diluted share, in the fourth quarter of 2005.
GAAP net earnings in the first quarter of fiscal 2006 included US$1.2 million in amortization of intangible assets and US$274,000 in stock-based compensation costs.
Subsequent to the quarter-end, EXFO announced that it is acquiring substantially all the assets of Consultronics Limited in an all-cash transaction valued at C$22.8 million (US$19.8 million), including debt assumption and other acquisition-related costs. Consultronics, a privately held company based in Toronto with operations in the United Kingdom and Hungary, is a leading vendor of xDSL, IPTV and VoIP test solutions for the broadband access market. The transaction, which is slated to close before mid-March, is expected to be neutral for the remainder of fiscal 2006 and accretive in fiscal 2007, taking into account approximately US$2.0 million per year in additional amortization of intangible assets.
“With nine consecutive quarters of sales growth and four consecutive quarters of GAAP profitability, I am excited about EXFO’s growth prospects in key market segments as reflected by our strong sales, bookings and earnings numbers,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “The announced acquisition of Consultronics, as well as the launch of our modular FTB-200 Compact Platform and AXS-100 OTDR for access networks, should enable us to build on this momentum by significantly strengthening our product and technology offering in the fast-growing broadband access and triple-play test markets. Combined with our leading position in optical access testing, long-standing relationships with several network operators worldwide, and very strong innovation pipeline, I am optimistic that EXFO will continue gaining market approval from customers and ultimately create value for shareholders.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q1 2006	Q4 2005	Q1 2005
	(unaudited)	(unaudited)	(unaudited)
Sales:
Telecom Division	$22,076	$21,174	$17,431
Life Sciences and Industrial Division	4,968	5,130	4,166

Total	$27,044	$26,304	$21,597

Earnings (loss) from operations:
Telecom Division	$488	$523	$(980)
Life Sciences and Industrial Division	195	288	(357)

Total	$683	$811	$(1,337)

Other selected information:
GAAP net earnings (loss)	$355	$454	$(2,373)
Amortization of intangible assets	$1,221	$1,198	$1,222
Stock-based compensation costs	$274	$288	$137
Operating Expenses
Selling and administrative expenses amounted to US$9.1 million, or 33.5% of sales, in the first quarter of fiscal 2006 compared to US$7.4 million, or 34.3% of sales, in the same period last year and US$8.1 million, or 30.7% of sales, in the fourth quarter of 2005.
Gross research and development expenses totaled US$4.0 million, or 14.8% of sales, in the first quarter of fiscal 2006 compared to US$3.8 million, or 17.6% of sales, in the first quarter of 2005 and US$4.1 million, or 15.8% of sales, in the fourth quarter of 2005.
Net R&D expenses totaled US$3.1 million, or 11.6% of sales, in the first quarter of fiscal 2006 compared to US$2.8 million, or 12.9% of sales, in the same period last year and US$3.3 million, or 12.5% of sales, in the fourth quarter of 2005.
First-Quarter Business Highlights
•	Market expansion—EXFO increased sales 25.2% and bookings 30.9% year-over year, even though its top customer accounted for 13.2% of sales in the first quarter of fiscal 2006 compared to 25.0% in the same period last year. Combined with EXFO’s selection as sole-source supplier for all of Deutsche Telekom’s optical time-domain reflectometry (OTDR) applications, these results demonstrate the company’s ongoing progress in diversifying its revenue base.
•	Profitability—EXFO was profitable on a GAAP basis for a fourth consecutive quarter, reporting net earnings of US$355,000 in the first quarter of fiscal 2006. GAAP net earnings include US$1.5 million in amortization of intangible assets and stock-based compensation costs. The company also generated earnings from operations for a third consecutive quarter with a total of US$683,000.
•	New products—EXFO strengthened its protocol product offering with the launch of four new products in the first quarter, including 10 Gigabit Ethernet and Fibre Channel test solutions for the manufacturing and lab environments; a Transmission Control Protocol/Internet Protocol (TCP/IP) tester for the simpler deployment of xDSL-based residential broadband Internet services; as well as the EXpertNPA protocol analysis software for field-test applications on Ethernet networks.
•	Subsequent to the quarter-end, EXFO released the new FTB-200 Compact Platform, a lightweight two-slot unit compatible with test modules from the widely deployed FTB-400 Universal Test System. The company also introduced its AXS-100 handheld OTDR for the broadband access test market. Sales of new products on the market two years or less accounted for 35.6% of sales in the first quarter.

“I am confident that our global sales channels will leverage Consultronics’ rich product portfolio once the acquisition is closed, as well as our significant new product introductions, to increase our revenue streams,” Mr. Lamonde said. “As part of our growth strategy, this acquisition will be a key step in strongly positioning EXFO for the access and triple-play test markets. I look forward to welcoming Consultronics employees and continue delivering on our growth plan.”
Business Outlook
Although EXFO’s second quarter is usually affected by seasonality, the company forecasts sales between US$26.0 million and US$29.0 million and GAAP net earnings (loss) between a net loss of US$0.01 per diluted share and net earnings of US$0.02 per diluted share for the second quarter ending Feb. 28, 2006. GAAP net earnings (loss) include US$0.02 per diluted share in amortization of intangible assets and stock-based compensation costs.
The business outlook provided for the second quarter of fiscal 2006 excludes the Consultronics acquisition, since the transaction is expected to close by mid-March. Key performance metrics set forth for fiscal 2006 will be updated at the end of the second quarter to reflect mid-year results and the impact of the Consultronics acquisition.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the first quarter of fiscal 2006. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-2406. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on January 17, 2006. The replay number is 1-402-977-9141 and the reservation number is 21276335. The audio Webcast of the conference call will also be available on EXFO’s Website at www.exfo.com, under the Investors section.
About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its PC/Windows-based modular FTB-200; FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions. For more information about EXFO, visit www.EXFO.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet
(in thousands of US dollars)

	As at	As at
	November 30,	August 31,
	2005	2005
	(unaudited)
Assets
Current assets
Cash	$8,487	$7,119
Short-term investments	105,655	104,883
Accounts receivable
Trade, less allowance for doubtful accounts of $352 ($352 as at August 31, 2005)	17,345	13,945
Other	2,126	2,007
Income taxes and tax credits recoverable	2,761	2,392
Inventories (note 3)	19,217	17,749
Prepaid expenses	1,249	1,112

	156,840	149,207
Income taxes recoverable	434	459
Property, plant and equipment	13,755	13,719
Long-lived asset held for sale	1,600	1,600
Intangible assets	4,489	5,602
Goodwill	20,745	20,370

	$197,863	$190,957

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 4)	$14,903	$12,201
Deferred revenue	1,693	1,584
Current portion of long-term debt	134	134

	16,730	13,919
Deferred revenue	1,813	1,568
Government grants	1,906	1,872
Long-term debt	166	198

	20,615	17,557

Contingency (note 7)
Shareholders’ Equity
Share capital	521,894	521,875
Contributed surplus	3,223	2,949
Deficit	(381,491)	(381,846)
Cumulative translation adjustment	33,622	30,422

	177,248	173,400

	$197,863	$190,957

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings
(in thousands of US dollars)

	Three months ended
	November 30,
	2005	2004
Sales	$27,044	$21,597
Cost of sales (1,2)	12,064	10,225

Gross margin	14,980	11,372

Operating expenses
Selling and administrative(1)	9,058	7,413
Net research and development(1) (note 5)	3,122	2,780
Amortization of property, plant and equipment	896	1,094
Amortization of intangible assets	1,221	1,222
Restructuring charges	–	200

Total operating expenses	14,297	12,709

Earnings (loss) from operations	683	(1,337)
Interest and other income	555	724
Foreign exchange loss	(318)	(1,035)

Earnings (loss) before income taxes	920	(1,648)
Income taxes (note 6)	565	725

Net earnings (loss) for the period	$355	$(2,373)

Basic and diluted net earnings (loss) per share	$0.01	$(0.03)
Basic weighted average number of shares outstanding (000’s)	68,571	68,463
Diluted weighted average number of shares outstanding (000’s) (note 8)	69,058	68,990
(1) Stock-based compensation costs included in:
Cost of sales	$42	$25
Selling and administrative	181	87
Net research and development	51	25

	$274	$137

(2) The cost of sales is exclusive of amortization, shown separately.
The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Deficit
and Contributed Surplus
(in thousands of US dollars)
Deficit

	Three months ended
	November 30,
	2005	2004
Balance – Beginning of period	$(381,846)	$(380,212)
Deduct (add)
Net earnings (loss) for the period	355	(2,373)

Balance – End of period	$(381,491)	$(382,585)

Contributed surplus

	Three months ended
	November 30,
	2005	2004
Balance – Beginning of period	$2,949	$1,986
Add
Stock-based compensation costs	274	137

Balance – End of period	$3,223	$2,123

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet
(in thousands of US dollars)

	Three months ended
	November 30,
	2005	2004
Cash flows from operating activities
Net earnings (loss) for the period	$355	$(2,373)
Add (deduct) items not affecting cash
Discount on short-term investments	171	(150)
Stock-based compensation costs	274	137
Amortization	2,117	2,316
Deferred revenue	293	385

	3,210	315
Change in non-cash operating items
Accounts receivable	(3,193)	290
Income taxes and tax credits	(288)	346
Inventories	(1,133)	(947)
Prepaid expenses	(116)	16
Accounts payable and accrued liabilities	2,418	459

	898	479

Cash flows from investing activities
Additions to short-term investments	(131,375)	(65,086)
Proceeds from disposal and maturity of short-term investments	132,399	64,330
Additions to property, plant and equipment and intangible assets	(635)	(577)

	389	(1,333)

Cash flows from financing activities
Repayment of long-term debt	(32)	(28)
Exercise of stock options	19	86

	(13)	58
Effect of foreign exchange rate changes on cash	94	485

Change in cash	1,368	(311)
Cash – Beginning of period	7,119	5,159

Cash – End of period	$8,487	$4,848

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
1   Interim financial information
The financial information as at November 30, 2005, and for the three-month periods ended November 30, 2004 and 2005, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.
2   New accounting standards and pronouncements
In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.
Section 3855 expands on Section 3860, “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. While the company is currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 21 item b) of the company’s most recent annual consolidated financial statements are expected.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
3  Inventories

	As at	As at
	November 30,	August 31,
	2005	2005
	(unaudited)
Raw materials	$9,786	$9,373
Work in progress	1,112	934
Finished goods	8,319	7,442

	$19,217	$17,749

4  Accounts payable and accrued liabilities

	As at	As at
	November 30,	August 31,
	2005	2005
	(unaudited)
Trade	$8,583	$5,781
Salaries and social benefits	3,930	4,526
Warranty	816	725
Tax on capital	657	538
Restructuring charges	115	150
Other	802	481

	$14,903	$12,201

Changes in the warranty provision are as follows:

	Three months ended
	November 30,
	2005	2004
	(unaudited)
Balance — Beginning of period	$725	$390
Provision	249	159
Settlements	(172)	(131)
Foreign currency translation adjustment	14	34

Balance — End of period	$816	$452

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
5   Net research and development expenses

	Three months ended
	November 30,
	2005	2004
	(unaudited)
Gross research and development expenses	$4,006	$3,799
Research and development tax credits and grants	(884)	(1,019)

	$3,122	$2,780

6   Income taxes
During the three months ended November 30, 2004 and 2005, the company recorded income taxes of $725,000 and $565,000, respectively. Most of these income taxes represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

Since fiscal 2003, the company has been recording a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This caused its income tax rate to be distorted in relation to its pre-tax accounting income.
7   Contingency
On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.
In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company’s insurance carriers.

On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at November 30, 2005.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
8   Earnings (loss) per share
The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended
	November 30,
	2005	2004
	(unaudited)
Basic weighted average number of shares outstanding (000’s)	68,571	68,463
Dilutive effect of stock options (000’s)	426	473
Dilutive effect of restricted share units (000’s)	37	–
Dilutive effect of deferred share units (000’s)	24	–
Dilutive effect of restricted stock awards (000’s)	–	54

Diluted weighted average number of shares outstanding (000’s)	69,058	68,990

Stock options excluded from the calculation of the diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,803	1,811

The diluted loss per share for the three months ended November 30, 2004, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, the diluted loss per share for that period was calculated using the basic weighted average number of shares outstanding.
9   Segment information
The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
The following tables set out information by segment:

	Three months ended November 30, 2005
		Life Sciences and
	Telecom Division	Industrial Division	Total
		(unaudited)
Sales	$22,076	$4,968	$27,044
Earnings from operations	$488	$195	$683
Unallocated items
Interest and other income			555
Foreign exchange loss			(318)

Earnings before income taxes			920
Income taxes			565

Net earnings			$355

	Three months ended November 30, 2004
		Life Sciences and
	Telecom Division	Industrial Division	Total
		(unaudited)
Sales	$17,431	$4,166	$21,597
Loss from operations	$(980)	$(357)	$(1,337)
Unallocated items
Interest and other income			724
Foreign exchange loss			(1,035)

Loss before income taxes			(1,648)
Income taxes			725

Net loss			$(2,373)

     Total assets by reportable segment are detailled as follows:

		As at
	As at	August 31,
	November 30, 2005	2005
	(unaudited)
Total assets
Telecom Division	$69,756	$64,655
Life Sciences and Industrial Division	10,770	11,449
Unallocated assets	117,337	114,853

	$197,863	$190,957

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
10 Stock-based compensation
On September 1, 2003, the company adopted the amendment made to the CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, employee stock-based compensations granted on or after September 1, 2003, were accounted for using a fair value-based method. However, if the fair value-based method had been applied to employee stock-based compensations granted prior to September 1, 2003 and outstanding as at November 30, 2004 and 2005, the pro forma net earnings per share would have been lower than the net earnings per share for the three months ended November 30, 2005 by $0.01, and the pro forma net loss per share would have been the same as the net loss per share for the three months ended November 30, 2004.
11 Differences between Canadian and U.S. GAAP
These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 21 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.
Reconciliation of net earnings (loss) to conform to U.S. GAAP

	Three months ended
	November 30,
	2005	2004
	(unaudited)
Net earnings (loss) for the period in accordance with Canadian GAAP	$355	$(2,373)
Unrealized gains on forward exchange contracts	–	209

Net earnings (loss) for the period in accordance with U.S. GAAP	355	(2,164)

Other comprehensive income Foreign currency translation adjustment	3,048	15,129
Unrealized gains on forward exchange contracts	227	1,036
Reclassification of gains on forward exchange contracts in net earnings	435	–
Comprehensive income	$4,065	$14,001

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP	$0.01	$(0.03)
Basic weighted average number of shares outstanding (000’s)	68,571	68,463
Diluted weighted average number of shares outstanding (000’s)	69,058	68,990

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Reconciliation of shareholders’ equity to conform to U.S. GAAP
The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at	As at
	November 30,	August 31,
	2005	2005
	(unaudited)
Shareholders’ equity in accordance with Canadian GAAP	$177,248	$173,400
Forward exchange contracts	3,599	2,937
Goodwill	(11,220)	(11,042)

Shareholders’ equity in accordance with U.S. GAAP	$169,627	$165,295

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2005:

				Deferred stock-		Accumulated
				based		other
	Share	Contributed		compensation		comprehensive	Shareholders’
	capital	surplus	Deficit	costs	Other capital	income	equity
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance as at August 31, 2005	$597,664	$1,537	$(467,079)	$(1,715)	$5,094	$29,794	$165,295
Net earnings for the period	–	–	355	–	–	–	355
Stock-based compensation costs	–	–	–	280	(32)	–	248
Foreign currency translation adjustment	–	–	–	–	–	3,048	3,048
Unrealized gains on forward exchange contracts	–	–	–	–	–	662	662
Exercise of stock options	19	–	–	–	–	–	19

Balance as at November 30, 2005	$597,683	$1,537	$(466,724)	$(1,435)	$5,062	$33,504	$169,627

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Accumulated other comprehensive income is comprised of the following:

	As at	As at
	November 30,	August 31,
	2005	2005
	(unaudited)
Foreign currency translation adjustment
Current period	$3,048	$15,669
Cumulative effect of prior periods	26,857	11,188

	29,905	26,857
Unrealized gains on forward exchange contracts
Current period	662	2,248
Cumulative effect of prior periods	2,937	689

	3,599	2,937

	$33,504	$29,794

Research and development tax credits
Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $582,000 and $536,000 for the three months ended November 30, 2004 and 2005, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share for the reporting periods.
     Statements of cash flows
For the three months ended November 30, 2004 and 2005, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.
     New accounting standards and pronouncements
In November 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 151, “Inventory Costs”, an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 improves financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company adopted this new statement on September 1, 2005, and its adoption had no impact on its financial statements.
In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This statement supersedes APB 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company adopted this statement on September 1, 2005, and its adoption had no significant impact on its financial statements.
Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123(R), the company is required to make pro forma disclosures of net earnings, and net earnings per share for any periods included in financial statements that ended prior to the adoption of SFAS 123(R), as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to these awards, the pro forma net loss per share for the three months ended November 30, 2004, would have been the same as the net loss per share for that same period. The fair value of options or awards granted was estimated using the Black-Scholes options pricing model.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20, “Accounting Changes", and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or error corrections in fiscal years beginning after December 15, 2005.
12 Subsequent event
On January 5, 2006, the company announced that it will acquire substantially all the assets of Consultronics Limited, a leading vendor of various types of digital subscriber line (xDSL) and Internet Protocol-TV test solutions for telecom and data networks, as well as network monitoring solutions, for the global access test equipment market, for a cash consideration of CA$20,400,000 (US$17,700,000), the assumption of CA$600,000 (US$500,000) of new debt and other acquisition costs of CA$1,800,000 (US$1,600,000), for a total purchase price of CA$22,800,000 (US$19,800,000). The company expects to close this acquisition before mid-March 2006. This acquisition will enable the company to consolidate its presence in the high growth broadband test market, both on optical and copper media.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
     This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward- looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate”, “continue” or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors, including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commission. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as at the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.
     The following discussion and analysis of financial condition and results of operations is dated January 5, 2006.
     All dollar amounts are expressed in US dollars, except as otherwise noted.
INDUSTRY OVERVIEW
     Leading telecom operators (telcos), mostly in the United States, continued fiber deployments in their access networks because they are involved in a triple-play war (even quadruple-play with wireless telephony) against cable TV operators (cablecos) to offer consumers bundled voice, data and video services. This broadband war between telcos and cablecos contributed to an increase in wireline capital expenditures in calendar 2005, especially in the United States.

     Leading US telcos, along with a number of Tier-II and Tier-III players, opted for an assortment of deployment strategies, including fiber-to-the-node (FTTN), fiber-to-the-curb (FTTC), fiber-to-the-home (FTTH) or its equivalent fiber-to-the-premises (FTTP), depending on their estimates of how much bandwidth will be required to meet the challenge from the cablecos. These deployments, which fall under the generic FTTx name, are not as prevalent in Europe and Asia. However, test trials are underway in these regions as a means to increase revenues by delivering video services to undercut competition.
     As the demand for broadband services increases worldwide, voice, data and video are becoming mere applications on converged, IP-based networks. Telcos around the world are migrating from public switched telephone networks (PSTN) to packet-based, IP networks in order to achieve substantial reductions in operating expenses and increased profitability.
     Legacy SONET/SDH networks were designed in the late 1970s to carry voice traffic. Their efficiency however can often times drop to as low as 30% when combining voice, data and video services. Next-generation networks represent a major technological improvement, since they can deliver triple-play services at near 100% efficiency, regardless of the payload content, while significantly reducing the cost of operating and maintaining networks.
     These key market trends continued to affect multiple segments of the global telecommunications supply chain in calendar 2005. System manufacturers benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw incremental demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx applications.
COMPANY OVERVIEW
     We increased our sales for the ninth consecutive quarter, reaching $27.0 million in the first quarter of fiscal 2006. Looking at the bottom line, we reported GAAP net earnings of $355,000 this quarter of 2006, which marks the fourth consecutive reporting period for which we achieved GAAP profitability.
     In the first quarter of 2006, we launched four new products, including a 10 Gigabit Ethernet tester and a Fibre Channel test solution for manufacturing and lab environments; a TCP/IP (Transmission Control Protocol/Internet Protocol) network tester aimed at helping field technicians deploy various types of digital subscriber line (xDSL) residential broadband Internet services more efficiently; as well as protocol analysis software for field-test applications on Ethernet networks.
     Also, during this period, Deutsche Telecom AG selected us as sole-source supplier for all their fiber deployment test applications – including FTTx.
     Subsequent to the quarter-end, we announced that we will acquire substantially all the assets of Consultronics Limited, a leading vendor of xDSL and Internet Protocol-TV test solutions for telecom and data networks, as well as network monitoring solutions, for the global access test equipment market, for a cash consideration of CA$20.4 million (US$17.7 million), the assumption of CA$0.6 million (US$0.5 million) in new debt and other acquisition costs of CA$1.8 million (US$1.6 million), for a total purchase price of CA$22.8 million (US$19.8 million).

     We expect to close this acquisition before mid-March 2006. This acquisition will enable us to consolidate our presence in the high-growth broadband test market, both on optical and copper media.
OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS
     For a complete description of our strategy and the related key performance indicators as well as our capability to deliver results in fiscal 2006, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that will be adopted in fiscal 2007.
•	In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income” and Section 3251, “Equity”. These new standards apply to fiscal years beginning on or after October 1, 2006, and we will adopt them on September 1, 2007.
     Please refer to note 2 to our interim consolidated financial statements for further information about these new standards and their impact on our financial statements.

RESULTS OF OPERATIONS
     The following discussion and analysis of our consolidated financial condition and results of operations for the three months ended November 30, 2004 and 2005, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 11 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended		Three months ended
	November 30,		November 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Consolidated statements of earnings data:
Sales	$27,044	$21,597	100.0%	100.0%
Cost of sales (1)	12,064	10,225	44.6	47.3

Gross margin	14,980	11,372	55.4	52.7

Operating expenses
Selling and administrative	9,058	7,413	33.5	34.3
Net research and development	3,122	2,780	11.6	12.9
Amortization of property, plant and equipment	896	1,094	3.3	5.1
Amortization of intangible assets	1,221	1,222	4.5	5.7
Restructuring charges	–	200	–	0.9

Total operating expenses	14,297	12,709	52.9	58.9

Earnings (loss) from operations	683	(1,337)	2.5	(6.2)
Interest and other income	555	724	2.1	3.4
Foreign exchange loss	(318)	(1,035)	(1.2)	(4.8)

Earnings (loss) before income taxes	920	(1,648)	3.4	(7.6)
Income taxes	565	725	2.1	3.4

Net earnings (loss) for the period	$355	$(2,373)	1.3%	(11.0)%

Basic and diluted net earnings (loss) per share	$0.01	$(0.03)
Segment information:
Sales:
Telecom Division	$22,076	$17,431	81.6%	80.7%
Life Sciences and Industrial Division	4,968	4,166	18.4	19.3

	$27,044	$21,597	100.0%	100.0%

Earnings (loss) from operations:
Telecom Division	$488	$(980)	1.8%	(4.5)%
Life Sciences and Industrial Division	195	(357)	0.7	(1.7)

	$683	$(1,337)	2.5%	(6.2)%

Research and development data:
Gross research and development	$4,006	$3,799	14.8%	17.6%
Net research and development	$3,122	$2,780	11.6%	12.9%

(1)	The cost of sales is exclusive of amortization, shown separately.

SALES
     For the three months ended November 30, 2005, our global sales increased 25.2% to $27.0 million from $21.6 million for the same period last year, with an 82%-18% split in favor of our Telecom Division (81%-19% in 2004).
     Overall, for the two divisions, accepted orders increased 30.9% to $30.6 million in the first quarter of fiscal 2006 from $23.3 million for the same period last year. Our book-to-bill ratio rose to 1.13 in the first quarter of fiscal 2006, from 1.08 for the same period last year. In the previous quarter, the net book-to-bill ratio reached 0.94. The increased demand in our test solutions (especially in the Europe-Middle East-Africa (EMEA) and in Asia-Pacific (APAC) regions), market-share gains in the telecommunications and life sciences markets as well as the improvement in the telecommunications market environment helped us increase our bookings year-over-year.
Telecom Division
     For the three months ended November 30, 2005, our Telecom Division sales increased 26.6% to $22.1 million from $17.4 million for the same period last year. During the first quarter of fiscal 2006, we benefited from an increased demand for our test solutions in EMEA and APAC, compared to the same period last year, as we are expanding our customer base for these areas. During the same quarter, our most important customer, who purchased several orders of FTTx test equipment, accounted for 16.1% of our telecom sales, compared to 30.9% for the same period last year, reflecting the diversification of our customer base. Also, during the first quarter of fiscal 2006, Deutsche Telekom AG (DT) selected us as sole-source supplier for optical time domain reflectometers, which are expected to be used for all their fiber deployment test applications. In addition, the positive spending environment, as well as the market share we believe we gained for our optical products helped us increase our sales year-over-year.
     Our protocol test solutions represented nearly 10% of our telecom sales in the first quarter of fiscal 2006. Our penetration of the protocol test market has been modest as, in 2003, we refocused our efforts onto next-generation solutions, which are at the basis of the whole trend toward IP convergence. We expect that protocol sales will equal optical sales in the medium or long term, given that the protocol test market is much larger than the optical test market; our rich protocol product pipeline and increasing customer traction are also major factors in this expected growth.
     We remain confident that the solid product portfolio we are building for this crucial end-market will lead to long-term growth for EXFO. We launched six protocol-related products in the last two quarters, including a 10 Gigabit Ethernet test solution for outside plant and manufacturing/lab applications as well as additional functionalities for the next-generation SONET/SDH analyzer series.
Life Sciences and Industrial Division
     For the three months ended November 30, 2005, sales of our Life Sciences and Industrial Division increased 19.3% to $4.9 million from $4.2 million for the same period last year. The increase in sales in fiscal 2006, compared to 2005, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market.

Geographic distribution
     For the three months ended November 30, 2005, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 60%, 25% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 71%, 18% and 11% of global sales, respectively. Our sales to the Americas slightly increased year-over-year in dollars (5.3%), as we increased our sales of FTTx test solutions, (mainly in the United States) and as we had an unusual sales volume in Latin America. However, sales to our most important customer, who is located in the United States, were unusually high in the first quarter of fiscal 2005; sales to this customer were closer to normal levels in fiscal 2006. Excluding sales to this customer, our sales to the Americas would have increased 26.6% in the first quarter of fiscal 2006, compared to the same period last year. Our sales to EMEA increased significantly (70.5%) year-over-year, mainly due to market-share gains in both divisions, following our efforts to develop this market. Our sales to APAC also increased significantly year-over-year (79.5%). Most of our sales to this market are made through tenders that may vary in number and importance from quarter to quarter.
     Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended November 30, 2005, we had one customer that accounted for 13.2% ($3.6 million) of our global sales and our top three customers accounted for 24.5% of our global sales. For the corresponding period last year, the same single customer accounted for 25.0% ($5.4 million) of our sales and our top three customers accounted for 30.6% of our sales. Our significant sales increase when our revenue from our largest customer was significantly reduced is a good sign that we have continued to expand our market acceptance and diversify our customer base.
GROSS MARGIN
     Gross margin amounted to 55.4% of sales for the three months ended November 30, 2005, compared to 52.7% for the same period last year.
     The increase in our gross margin can be explained by the following factors. First, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, the significant rise in sales (25.2%) year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation action in fiscal 2005 and cost-reduction programs allowed us to further improve our gross margin. However, the shift in the geographic distribution of our sales resulted in more sales made to the EMEA and APAC markets, where gross margins tend to be lower; most of our sales to these markets are made through distribution channels. Also, we are facing aggressive pricing pressure. In addition, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars .
     Considering the expected sales growth in fiscal 2006, the effect of our recent consolidation actions, the cost-effective design of our products and our tight control on operating costs, we expect our gross margin to improve in 2006. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2006.
SELLING AND ADMINISTRATIVE
     For the three months ended November 30, 2005, selling and administrative expenses were $9.1 million, or 33.5% of sales, compared to $7.4 million, or 34.3% of sales for the same period last year.
     The increase in our selling and administrative expenses in dollars year-over-year is mainly due to our decision to increase our sales activities to better leverage the significant research and development investments of the prior years, which resulted in higher sales and marketing expenditures (including number of employees). In addition, our commission expenses increased year-over-year due to the increase in sales. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase, as more than half of these are incurred in Canadian dollars. Also, stock-based compensation costs were higher in the first quarter of fiscal 2006 than in the same period last year, further increasing our selling and administrative expenses year-over-year. Finally, costs to comply with Section 404 of the Sarbanes-Oxley Act of 2002 further increased our selling and administrative expenses year-over-year. However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures and the consolidation of our Life Sciences and Industrial Division. In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis.
     For fiscal 2006, we expect our selling and administrative expenses to increase in dollars and remain relatively stable as a percentage of sales, compared to fiscal 2005. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming the leading player in the telecom test and measurement space, we are intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.
RESEARCH AND DEVELOPMENT
     For the three months ended November 30, 2005, gross research and development expenses totaled $4.0 million, or 14.8% of sales, compared to $3.8 million, or 17.6% of sales for the same period last year.
     Most of our research and development expenses are incurred in Canadian dollars, since all our R&D activities take place in Canada. The increased strength of the Canadian dollar, compared to the US dollar year-over-year, is mainly responsible for the increase in our gross research and development expenses during the first quarter of fiscal 2006, compared to the same period last year as our gross research and development expenses were relatively flat in Canadian dollars between these periods.

     The decrease in gross research and development expenses as a percentage of sales is directly related to the significant increase in our sales year-over-year.
     For the three months ended November 30, 2005, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $884,000, or 22.1% of gross research and development expenses, compared to $1.0 million, or 26.8% of gross research and development expenses for the same period last year.
     Despite an increase in our gross research and development expenses year-over-year, our tax credits and grants decreased in the first quarter of fiscal 2006, compared to the same period last year. This decrease is attributable to the mix of our research and development projects, which resulted in fewer expenses being eligible for tax credits in the first quarter of fiscal 2006 compared to same period last year.
     We still invested significantly in research and development activities in the first quarter of fiscal 2006 as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of the company.
     For the first quarter of fiscal 2006, 35.6% of our sales originated from products that have been on the market for two years or less, which is slightly below our stated goal of 40% for fiscal 2006. With the help of the 15 new products brought to the market place in fiscal 2005 and the four new ones launched in the first quarter of fiscal 2006, we remain confident that we will achieve our goal of 40% for fiscal 2006.
     For fiscal 2006, we expect to increase our research and development expenses at the same rate as we grow our sales, given our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. Also, any further increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.
AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
     For the three months ended November 30, 2005, amortization of property, plant and equipment was $900,000, compared to $1.1 million for the same period last year. The decrease in amortization expenses for the three months ended November 30, 2005, compared to the same period last year, despite the increase in the strength of the Canadian dollar compared to the US dollar, is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2005.
RESTRUCTURING CHARGES
     During the first quarter of fiscal 2006, we had no restructuring charges. However, for the same period last year, restructuring charges amounted to $200,000. These charges were recorded in conjunction with the transfer of EXFO Burleigh’s operations mainly to Toronto. This consolidation process, which started in the last quarter of fiscal 2004, was completed during fiscal 2005.

INTEREST AND OTHER INCOME
     For the three months ended November 30, 2005, interest and other income amounted to $555,000 compared to $724,000 for the same period last year. During the first quarter of fiscal 2005, we cashed research and development tax credits earned in fiscal 2001, and we were granted $162,000 in interest by the tax authorities. Also, during that same quarter, we recorded $125,000 for the sale of excess assets. However, our interest income increased during the three months ended November 30, 2005, compared to the same period last year following the increase in our cash position due to the cash flows from operating activities and the increase in interest rates year-over-year.
FOREIGN EXCHANGE LOSS
     For the three months ended November 30, 2005, the foreign exchange loss amounted to $318,000 compared to $1.0 million for the same period last year.
     During the three months ended November 30, 2005, the quarter-end value of the Canadian dollar slightly increased compared to the US dollar (change of CA$0.02, or 1.8%), versus a significant and rapid increase (change of CA$0.13, or 9.6%) during the same period last year, which resulted in a significant exchange loss during that quarter. Despite a less significant increase in the value of the Canadian dollar compared to the US year-over-year, in the first quarter of fiscal 2006, we had a higher level of activity compared to the same period last year, which increased our foreign exchange loss.
     It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars.
     We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.
INCOME TAXES
     For the three months ended November 30, 2005, we recorded an income tax expense of $565,000 compared to $725,000 for the same period last year.
     The income tax expense recorded in fiscal 2005 and 2006 represents income taxes payable in some specific tax jurisdictions, mainly at the Canadian federal level. However, income taxes payable at this level are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.
     We record a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once we will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates.

LIQUIDITY AND CAPITAL RESOURCES
Cash Requirements and Capital Resources
     As at November 30, 2005, cash and short-term investments consisted of $114.1 million, while our working capital was at $140.1 million. Our cash and short-term investments increased $2.1 million in the first quarter of fiscal 2006 mainly due to cash flows from operating activities of $898,000 as well as an unrealized foreign exchange gain of $2.1 million on cash and short-term investments. However, this increase in our cash and short-term investments was offset in part by the cash payments of $635,000 made during the quarter for the purchase of property, plant and equipment. The unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet.
     Our short-term investments consist of commercial paper issued by eleven (six as of August 31, 2005) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used in part to pay the cash consideration of $19.8 million for the acquisition of Consultronics. Also, they will be used for working capital and other general corporate purposes, including other potential acquisitions.
     We believe that our cash and short-term investments, combined with an available line of credit of $5.3 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.
Sources and Uses of Cash
     We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.
Operating Activities
     Cash flows provided by operating activities were $898,000 for the three months ended November 30, 2005, compared to $479,000 for the same period last year. Cash flows provided by operating activities in the first quarter of fiscal 2006 were mainly attributable to the net earnings before items not affecting cash of $3.2 million, offset in part by the negative net change in non-cash operating items of $2.3 million. During the first quarter of 2006, our accounts receivable increased by $3.2 million, our income taxes and tax credits recoverable increased by $288,000 and our inventories increased by $1.1 million. However, during that same period, our accounts payable and accrued liabilities increased by $2.4 million.
     Our accounts receivable increased due to the rise in sales in the first quarter of fiscal 2006 and the timing of these sales within the quarter. Our income taxes and tax credits recoverable increased in the first quarter of fiscal 2006 due to research and development tax credits earned during the quarter but not yet recovered. Our inventories increased in order to sustain our increased sales activities. Finally, our accounts payable and accrued liabilities increased due to the increased level of activities.
Investing Activities
     Cash flows provided by investing activities were $389,000 for the three months ended November 30, 2005, compared to cash flows used of $1.3 million for the same period last year. In the first quarter of fiscal 2006, we disposed $1.0 million worth of short-term investments and paid $635,000 for the purchase of property, plant and equipment. For the corresponding period last year, we acquired $756,000 worth of short-term investments and paid $577,000 for the purchase of property, plant and equipment.
FORWARD EXCHANGE CONTRACTS
     We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.
     Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.
     As at November 30, 2005, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

		Weighted average
Expiry dates	Contractual amounts	contractual forward rates
December 2005 to August 2006	$23,300,000	1.2475
September 2006 to July 2008	20,100,000	1.1981
     As at November 30, 2005, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $3.6 million ($2.9 million as at August 31, 2005).
CONTINGENCY
     As discussed in note 7 to our interim consolidated financial statements, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.
     In June 2003, a committee of the EXFO’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims

EXFO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO’s insurance carriers.
     On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, EXFO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at November 30, 2005.
SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS
Share Capital
     As at January 5, 2006, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each and 30,682,567 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.
Long-Term Incentive Plan and Deferred Share Unit Plan
     The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,912,241 as at November 30, 2005. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 30, 2005:

		% of issued and	Weighted average
Stock Options	Number	outstanding	exercise price
Chairman of the Board, President and CEO (one individual)	168,424	6%	$9.34
Board of Directors (five individuals)	194,375	7%	$6.23
Management and Corporate Officers (nine individuals)	340,091	13%	$14.39

	702,890	26%	$10.92

		% of issued and
Restricted Share Units	Number	outstanding
Chairman of the Board, President and CEO (one individual)	13,089	7%
Management and Corporate Officers (nine individuals)	151,096	86%

	164,185	93%

		% of issued and
Deferred Share Units	Number	outstanding
Board of Directors (five individuals)	29,500	100%

OFF-BALANCE SHEET ARRANGEMENTS
     As at November 30, 2005, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at November 30, 2005 our letters of guarantee amounted to $1.4 million; these letters of guarantee expire at various dates through fiscal 2008 and the full amount was reserved from our line of credit. Our forward exchange contracts are described above.
VARIABLE INTEREST ENTITY
     As of November 30, 2005, we did not have significant interests in any variable interest entities.
RISKS AND UNCERTAINTIES
     Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.
     Firstly, we are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

     Secondly, during the last few quarters, we experienced unusual sales concentration with a U.S.-based Tier-1 telecom carrier. Although we believe this sales concentration is largely due to our leadership position in the FTTx test market, orders from this customer can fluctuate in upcoming quarters, depending on the carrier’s deployment needs, products requirements and schedule.
     In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.
     Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.
     Also, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.
     The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by eleven high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.
     For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.